FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors:
M A Ramphele (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea
†
, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel    +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.co.za

Enquiries

Willie Jacobsz
Tel      +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email    Willie.Jacobsz@
            goldfields.co.za

MEDIA RELEASE
FINAL ULTIMATUM FOR UNLAWFUL STRIKERS AT GOLD
FIELDS TO RETURN TO WORK OR FACE DISMISSAL
BEATRIX 1, 2 AND 3 SHAFTS RETURN TO WORK
Johannesburg, 16 October 2012: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) regret to advise that
approximately 11,000 of the 14,300 employees at KDC West
(formerly Driefontein Gold Mine) on strike since 9 September; the full employee body of approximately 2,800 employees at the number 4
Shaft of the Beatrix Gold Mine (formerly Oryx Gold Mine) on strike since 21 September; and approximately 8,500 of 12,400 employees at KDC East (formerly Kloof Gold Mine) on strike since 14 October;
remain engaged in unlawful and unprotected strikes (a total of
23,540 out of 35,700 employees).
The striking workers have rejected the settlement proposal which was made by the Chamber of Mines to the NUM, Solidarity and
UASA last week.

At the numbers 1, 2 and 3 Shafts at the Beatrix Mine in the Free
State there have been positive developments in that the majority of employees have reported for duty this morning. It is too early to say if the strike is over but we continue to monitor the situation and will make an announcement in due course.
After considerable discussion and thought, and with the full support of the Board of Directors, Gold Fields has this morning issued a final ultimatum to the employees still on strike at KDC West and Beatrix, to present themselves for work by no later than 14h00, Thursday, 18
October, 2012, or face immediate dismissal.
The settlement proposal referred to above will apply to all employees who return to work by that time.
The company has also applied for an interdict at KDC East.
Nick Holland, Chief Executive Officer of Gold Fields, said:
“Particularly disturbing is that in the past few days we have seen a significant escalation in lawlessness, including damage to public and private property, widespread intimidation, including many cases of personal violence and several of attempted murder. Over the
weekend we saw strikers invade and ransack the police station in

Westonaria and as recently as last night the driver of a company vehicle was stopped, pulled from his vehicle, seriously assaulted, and the vehicle set alight. Security personnel who attended the scene were fired on with live ammunition. Such behaviour is totally unacceptable.”

Holland added that despite this, Gold Fields has continued to provide food, medical services and housing to workers engaged in the unprotected strikes, and has acted with the greatest circumspection and restraint in order to maintain the peace and safety of employees.

The compound impact of the unprotected strikes to date has been a loss of approximately 65,000 ounces of gold production and R1.2 billion of revenue.

In addition, every day that the operations stand idle, further infrastructural damage takes place and working places become more unsafe, thereby requiring costly rehabilitation and time-consuming maintenance to ensure the safety of employees when normal operations resume.

Gold Fields has secured Court Interdicts declaring the strikes unlawful and ordering striking employees to return to work. The company has also embarked on a comprehensive communication campaign to encourage striking employees to observe the court orders, and has issued ultimatums for workers to return to work. All of these requests have been ignored. Striking employees and their representatives have been given sufficient opportunities to make representations as to why they should not be dismissed, all of which have also been ignored.

Holland said that, without re-opening wage negotiations and within the ambit of the existing collective wage agreements, and in addition to the 9% to 10% wage increase already implemented in July 2012, the company, through the Chamber of Mines process referred to above, made a very reasonable settlement proposal. This included an offer to raise the entry level wage rate in the industry; pay an additional skills allowance to rock drill operators; create a new category for loco, loader, winch and water jet operators and further increase their remuneration; as well as increase the pay for all affected employees by a further 2% .

Holland stated, “We believe that the company has been more than reasonable in the face of all of these challenges and has done everything possible to deal with striking employees’ concerns, but they continue to refuse to return to work; maintain an uncompromising and hard-line attitude; and foster violence, intimidation and damage to property.

Gold Fields can no longer tolerate the growing state of lawlessness which, in some instances, is approaching anarchy. We intend to act decisively to bring these unlawful strikes to an end.”

Holland concluded: “While taking these steps to restore law and order and secure the future of our mines, and our employees’ livelihoods, we remain totally committed to acting with restraint and, with the assistance of public safety officials, to maintain the peace and safety of all of our people.

It is incumbent on all people in leadership positions to now act boldly to bring to a close this infamous episode in our labour relations history. Failure to do so could have unimaginable consequences, not only for the mining industry, but for the whole of South Africa.”

Enquiries

Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
Email:  Willie.Jacobsz@goldfields.co.za
ends

Notes to editors

About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months.
Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold
Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels
(NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 October 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
           Relations and Corporate Affairs